EXHIBIT 99.1

NOMAD ROYALTY COMPANY ANNOUNCES CLOSING OF PREVIOUSLY ANNOUNCED C$42.5 MILLION BOUGHT DEAL FINANCING

Not for distribution to U.S. news wire services or dissemination in the United States

Montreal, Québec – January 20, 2022	TSX:NSR

Nomad Royalty Company Ltd. ("Nomad" or the "Company") (TSX: NSR) is pleased to announce today that it has closed its previously announced public offering on a bought deal basis of an aggregate of 4,675,000 common shares (the “Common Shares”), which includes 275,000 Common Shares issued upon partial exercise of the over-allotment option granted to the Underwriters, at a price of C$9.10 per Common Share, for gross proceeds to the Company of approximately C$42.5 million (the “Offering”).

The Offering was completed through a syndicate of underwriters (the “Underwriters”). The Common Shares were offered by way of a prospectus supplement dated January 13, 2022 to the Company’s base shelf prospectus dated September 30, 2020, filed with the securities regulators in each of the provinces of Canada, copies of which are available under the Company’s profile on SEDAR at www.sedar.com.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

CONTACT INFORMATION

For more information about Nomad Royalty Company, please visit our website at www.nomadroyalty.com or email us:

Vincent Metcalfe, CEO	Joseph de la Plante, CIO
vmetcalfe@nomadroyalty.com	jdelaplante@nomadroyalty.com

ABOUT NOMAD

Nomad Royalty Company Ltd. is a gold & silver royalty company that purchases rights to a percentage of the gold or silver produced from a mine, for the life of the mine. Nomad owns a portfolio of 17 royalty and stream assets, of which 8 are on currently producing mines. Nomad plans to grow and diversify its low-cost production profile through the acquisition of additional producing and near-term producing gold & silver streams and royalties. For more information please visit: www.nomadroyalty.com.

Nomad Royalty Company Ltd.

500-1275 ave. des Canadiens-de-Montréal

Montreal, Québec H3B 0G4 nomadroyalty.com

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Forward-looking statements

This press release may include forward-looking information within the meaning of Canadian securities legislation, concerning the business of the Company. Forward-looking information is based on certain key expectations and assumptions made by the management of the Company. Although the Company believes that the expectations and assumptions on which such forward-looking information is based on are reasonable, undue reliance should not be placed on the forward-looking information because the Company can give no assurance that they will prove to be correct. Forward-looking statements contained in this press release are made as of the date of this press release. The Company disclaims any intent or obligation to update publicly any forward looking information, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

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